Exhibit 99.1

April 29, 2025

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25 to be filed by América Móvil, S.A.B. de C.V. (the “Company”) on or about April 29, 2025, which contains a notification of the Company’s inability to file its Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) by April 30, 2024. We have read the Company’s statements contained in Part III therein, and we agree with the reasons stated therein as to why the Company was unable to file the Form 20-F within the prescribed time period.

Very truly yours,

/s/ Mancera S.C.

Mancera S.C.